BB 3/9

[redacted]

13011291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: April 30, 2013	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 42152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Lek Securities Corporation and Subsidiary

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Liberty Plaza, 52nd Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hanuka — (212) 509-5852
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd.	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13

OATH OR AFFIRMATION

I, Daniel Hanuka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lek Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA C. MOYER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MO6266042
Qualified in New York County
Commission Expires July 23, 2016

Signature

Chief Financial Officer

Title

Jessica Moyer 2/25/13

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Lek Securities Corporation and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Lek Securities Corporation and Subsidiary (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the consolidated financial statement.

Management's Responsibility for the Consolidated Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lek Securities Corporation and Subsidiary as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition. The supplementary information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated statement of financial condition or to the consolidated statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the consolidated statement of financial condition as a whole.

Rothstein Kass

Roseland, New Jersey
February 28, 2013

LEK SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS	
Cash and cash equivalents	$ 10,526,243
Restricted cash	150,021
Cash segregated under federal and other regulations	103,807,967
Receivables from clearing organizations and other broker dealers	7,373,664
Commissions receivable, net of reserve for doubtful accounts of $50,313	823,230
Due from customers	16,213,871
Due from non-customers	10,339,848
Deposits with clearing organizations	9,588,560
Securities borrowed	63,969,698
Securities owned:	
Marketable, at fair value	138,864
Not readily marketable, at estimated fair value	88,594
Property and equipment, net	1,806,833
Prepaid expenses and other assets	218,315
Total assets	$ 225,045,708
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Securities loaned	$ 40,082,048
Payable to clearing organizations and other broker dealers	777,360
Due to customers	120,061,113
Due to non-customers	14,308,150
Securities sold, not yet purchased, at fair value	42,365
Lines of credit	29,500,000
Accounts payable and accrued expenses	5,399,209
Total liabilities	210,170,245
Subordinated borrowings	2,282,714
Stockholder's equity	
Common stock, $1.00 par value, authorized, 10,000 shares, 1,244.667 shares issued and 725.667 shares outstanding	726
Additional paid-in capital	1,875,541
Retained earnings	10,716,482
Total stockholder's equity	12,592,749
Total liabilities and stockholder's equity	$ 225,045,708

See accompanying notes to consolidated financial statement.

1. Nature of business

Lek Securities Corporation (the "Company"), a wholly-owned subsidiary of Lek Holdings Limited ("Holdings"), was incorporated January 5, 1990 under the laws of the State of Delaware. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Commodity Futures Trading Commission ("CFTC") and is a member of the New York Stock Exchange, the National Futures Association and other principal exchanges. The Company is also a self-clearing member of the Depository Trust and Clearing Corporation, CDS Clearing and Depository Services, Inc., Options Clearing Corporation and S.D. Indeval.

The Company is engaged in both providing order management and clearing services to institutions and professional traders.

Rox Systems, Inc. ("Rox") was incorporated on April 14, 2005 under the laws of the state of Illinois. Rox Systems, Inc. is the owner of the registered trademarks ROX and GATEWAY TO THE MARKETS and the owner of the ROX trading system and various other trade and clearing related software. The trademarks, copyrights and software are licensed to Lek Securities Corporation.

2. Summary of significant accounting policies

Basis of Presentation and Principles of Consolidation

In accordance with generally accepted accounting principles ("GAAP"), the Company has consolidated the results of Rox's operations, because the Company is the primary beneficiary of Rox. Rox is dependant on the Company for most of its income consisting of licensing fees, for the use of their trademarks, copyrights and software.

The consolidated financial statements include the accounts of Lek Securities Corporation, and its variable interest entity, Rox Systems, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

These consolidated financial statements were approved by management and available for issuance on February 28, 2013.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates while the income statement accounts are translated at average rates of exchange for the year. Adjustments arising from foreign currency transactions are reflected in the consolidated statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

2. Summary of significant accounting policies (continued)

Commissions Receivable and Reserve for Doubtful Accounts

The Company carries its commissions receivable at cost less an reserve for doubtful accounts. On a periodic basis, the Company evaluates its commission receivable and establishes an reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors which include a history of past bad debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis.

Revenue and Expense Recognition from Securities Transactions

The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned by customers, including those that collateralize margin transactions, are not reflected in the accompanying consolidated statement of financial condition. Securities borrowed and securities loaned transactions are generally reported as collateralized financings except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with the lender. At December 31, 2012, the Company has advanced cash under securities borrowed agreements of $63,969,698. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2012, the Company has received collateral under securities loaned agreements of $40,082,048.

The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both interest income and expense on these outstanding debit and credit balances, respectively.

Property and Equipment

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets.

Asset	**Estimated Useful Lives**
Leasehold improvements	Term of lease
Computer hardware	4 years
Furniture and fixtures	5 years

Income Taxes

The shareholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual shareholders for inclusion in their personal income tax return. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2012.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company complies with GAAP which requires an asset and liability approach to financial reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amount expected to be realized.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

The Company may be subject to potential examination by U.S. federal, U.S. states or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company is currently undergoing a New York State sales tax audit. Although there can be no assurances, the Company's management does not expect that the results will have a material effect on the consolidated financial statements of the Company.

Soft Dollar Arrangements

The Company ensures that any soft dollar arrangements with customers fall within the safe harbor provisions of the Rule 28(e) of the Securities Exchange Act of 1934 ("Rule 28(e)") as amended, which provide for the payment of research, brokerage, quote services and other expenses permissible by Rule 28(e).

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The valuation techniques are consistent with the market, cost or income approaches to measuring fair value. If more than one valuation technique is used to measure fair value, the results are evaluated considering the reasonableness of the range of values indicated by those results. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

2. Summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy (continued)

The Company considers transfers between the levels within the fair value hierarchy when circumstances surrounding the fair value for a particular security conform to a different level of the fair value hierarchy than as previously reported. Whenever circumstances occur, whereby there is a transfer within the fair value hierarchy, the Company considers the date the event or change in circumstances occurred which caused the transfer.

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest-rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. Sovereign government bonds are generally categorized in Levels 1 or 2 of the fair value hierarchy.

3. Cash segregated under federal and other regulations

Cash of $103,807,967 was segregated under federal regulations for the exclusive benefit of customers and proprietary assets of introducing brokers. These amounts were sufficient at December 31, 2012, for the Company to meet its responsibility to segregate reserve funds.

4. Receivables from and payable to clearing organizations and other broker-dealers

Amounts receivable from and payable to clearing organizations and other broker-dealers at December 31, 2012, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 4,067,586	$ 598,805
Receivable from /payable to clearing organizations	3,306,078	178,555
	$ 7,373,664	$ 777,360

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis and the Company's estimated level within the fair value hierarchy of those assets and liabilities as of December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2012
Assets				
Deposits with clearing organizations	$ -	$ -	$ 17,692	$ 17,692
Securities Owned:				
Marketable, at fair value:				
Corporate stocks and options	138,864			138,864
Not readily marketable, at estimated fair value			88,594	88,594
	$ 138,864	$ -	$ 106,286	$ 245,150
Liabilities				
Securities sold, not yet purchased, at fair value: Corporate stocks	$ 42,365	$ -	$ -	$ 42,365

The Company has financial assets classified as Level 3 in the fair value hierarchy consisting of securities not readily marketable, which had a value of $88,594 and deposits with clearing organizations, which had a value of $17,692. Both observable and unobservable inputs may be used to determine the fair value of these positions that the Company has classified within the Level 3 category. The Company values its deposits with clearing organizations and its securities owned, not readily marketable, using the market approach. The unobservable inputs include a book value multiple of one. There was a $17,692 change in the Level 3 assets, measured at fair value for the year ended December 31, 2012.

6. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

Leasehold improvements	$	2,092,464
Computer hardware		2,765,934
Furniture and fixtures		600,593
		5,458,991
Less accumulated depreciation and amortization		(3,652,158)
Net book value	$	1,806,833

Depreciation and amortization expense was $340,751 for the year ended.

7. Due to and from customers and non-customers

Due to and from customer and non-customer balances include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivable. Such collateral is not reflected in the consolidated financial statements.

8. Stock loaned/borrowed transactions

The Company earns revenues on stock loaned and borrowed transactions by matching up parties looking to borrow and loan stock. In these types of transactions the Company will introduce the two parties and earn a spread.

9. Lines of credit

The Company has available lines of credit agreements with financial institutions to borrow up to $66,000,000, as shown in the table below. The credit line facilities are due on various dates as seen below, and bear interest at an agreed upon rate between the financial institution and the Company. At December 31, 2012, the Company has borrowed $29,500,000 under two of the credit facilities of which a portion is secured by customer pledged securities.

Security	Renewal/ Expiration Date	Total Commitment	Amounts Outstanding
Line of credit	6/30/2016	$ 60,000,000	$ 25,500,000
Line of credit	5/31/2013	6,000,000	4,000,000
		$ 66,000,000	$ 29,500,000

9. Lines of credit (continued)

In November 2012, the Company entered into an agreement with TD Bank to establish a Letter of Credit in an amount not to exceed $665,555 with Brookfield Properties OPP Co. LLC. The Company has agreed to open and fund a new bank account as good faith collateral for the Letter of Credit. The Letter of Credit shall be extended automatically without amendment for additional one year periods from the present or any future expiration date, unless notified in writing not to renew. The Letter of Credit is set to expire no later than April 30, 2021. As of December 31, 2012 the amount funded was $150,021.

10. Treasury stock

Treasury stock represented 523 shares of common stock repurchased from the former stockholders of the Company for $570,043. During the year, the Company retired all of the shares in treasury stock.

11. Stock option plan

In March 1999, the Company established a plan to grant stock options to employees allocating 10% ownership of the Company to the plan. The plan provides that the option price be determined by the Board of Directors at its discretion. The term of the option shall not be more than ten years from the date the option is granted. All options are immediately vested upon grant. As of December 31, 2012, the cumulative options activity is as follows: 93 options had been granted, 78 had been exercised, and 14 had been cancelled. During 2012, the Company did not grant or exercise any stock options.

On September 1, 2009, all holders in the plan relinquished their rights under the plan in exchange for options of Holdings under a stock options plan established by Holdings ("Holdings Plan"). All of the terms and conditions of the Company's plan are substantially the same in the Holdings Plan.

The Company accounts for stock-based compenstation in accordance with GAAP which requires the Company to recognize compensation expense for all new share-based payments made to employees of the Company by Holdings based on the fair value of the share-based payment at the date of grant.

Under the fair value recognition provisions stock-based compensation cost is estimated at the grant date based on the fair value of the awards expected to vest and recognized as expense ratably over the requisite service period of the award. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model.

A summary of the status of the options as of December 31, 2012, and changes during the year then ended, is presented below:

	Number of options	Exercise Price	Remaining contractual life
Outstanding at January 1, 2012	1	$ 16,580	6 years
Exercised	-	-	
Outstanding at December 31, 2012	1	$ 16,580	6 years

12. Subordinated borrowings

At December 31, 2012, the Company has subordinated borrowings from shareholders pursuant to written subordination agreements. The subordination agreements are subject to the rules and regulations of the SEC and, as such, are available in computing net capital (see Note 17) under the SEC's uniform net capital rule. The terms of the subordinated loan agreements are as follows:

> $201,571, $46,000, and $50,000 loan agreements to a shareholder of Holdings which mature on December 31, 2013, December 31, 2013 and January 14, 2015, respectively, and bear interest at 10% per annum.
>
> $40,000, $1,234,143, $561,000, and $150,000 loan agreements to a shareholder of Holdings which mature on April 4, 2013, December 31, 2013, December 31, 2014, and January 14, 2015, respectively, and bear interest at 10% per annum.

To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. During 2012, total interest paid on these loans was $228,271.

13. Contingencies

The Company has been named as a defendant in two administrative complaints, by the Department of Market Regulation of FINRA (formerly "NYSE Regulation"). These types of industry wide complaints relate to areas of supervision of order flow of direct market access clients, SEC's short sale rule, "blue line" trading, Regulation SHO and NYSE market on close orders. The current complaints are not in the final stages, and management has not been able to estimate a possible loss with any degree of probability or certainty. With respect to the complaints described above, management does not believe, based on currently available information, that the outcomes of such proceedings will have a material adverse effect on the Company's financial condition. The Company believes it has meritorious defenses against these complaints and will defend itself vigorously against such complaints.

The Company and its CEO have been named as defendants in an administrative complaint, by the FINRA Department of Enforcement. The complaint relates to the alleged failure to establish and implement certain policies and procedures relating to AML procedures, compliance of customer transactions and supervision of accounts. It is not possible to predict what the outcome of this matter will be. With respect to the complaints described above, management does not believe, based on currently available information, that the outcomes of such proceedings will have a material adverse effect on the Company's financial condition. The Company believes it has meritorious defenses against these complaints and will defend itself vigorously against such complaints.

14. Related party transactions

The Company has a receivable with Lek Securities UK in the amount of $454,168 which is included in receivables from clearing organizations and other broker dealers on the consolidated statement of financial condition at December 31, 2012. This receivable is non-interest bearing and due on demand. Lek Securities UK Limited is authorized and regulated by the Financial Services Authority.

15. Profit sharing plan

The Company has a qualified, non-contributory profit sharing retirement plan covering substantially all of its eligible employees. An employee becomes fully vested upon completion of five years of qualifying service. During 2012, the Company made plan contributions of $335,457.

16. Commitments

The Company leases office space under operating lease agreements in New York and Chicago. The Chicago lease expires on December 31, 2014, and the New York lease expires on February 28, 2021.

In October 2009, the Company entered into a lease agreement to rent office space in New York, which expires on February 28, 2021. In addition to the base rent, the lease provides for the Company to pay property taxes and operating expenses over base period amounts. This New York lease also calls for a security deposit of $665,555 which has been satisfied by a standby letter of credit. (See Note 9)

In accordance with the terms of the October lease agreement, the Company received an eight month lease abatement of $436,082. The effect of the rent abatement is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred rent liability of $386,276, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2012.

In accordance with the terms of the October lease agreement, the Company was awarded a work allowance from the landlord in the amount of $634,441, all of which was received as of December 31, 2012. The effect of the work allowance is recognized by the Company on a straight-line basis over the lease term, which resulted in a deferred liability of $425,048, which is included in accounts payable and accrued expenses on the consolidated statement of financial condition at December 31, 2012.

The following are the approximate minimum annual lease payments for the periods ending December 31:

Year ending December 31,		
2013	$	697,000
2014		697,000
2015		691,000
2016		726,000
2017		726,000
Thereafter		2,299,000
	$	5,836,000

Rent expense under these agreements for the year ended December 31, 2012 was $719,573.

17. Regulatory requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company is also subject to the Commodity Futures Trading Commission's ("CFTC") minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. The Company has elected to compute net capital under the alternative provisions of the Rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. Net capital and aggregate debit items change from day to day. At December 31, 2012, the Company had net capital of $10,096,439 which was $8,596,439 in excess of its required net capital of $1,500,000 under Rule 15c3-1 and under Regulation 1.17.

As a clearing broker, the Company is subject to SEC Rule 15c3-3, as adopted and administered by the SEC. As of January 3, 2013, to comply with its December 31, 2012 requirements, cash in the amount of $97,341,909 has been segregated in a special reserve account for the exclusive benefit of customers exceeding the actual requirements by $3,226,734. As of December 31, 2012, the Company made a contribution of $1,715,587 on January 3, 2013 to comply with the December 31, 2012 requirement.

The PAIB Calculation is computed in order for corresponding firms to classify their assets held by the Company as allowable assets in the correspondent's net capital calculation. As of December 31, 2012, the Company had $1,521,973 segregated in a special reserve account for the exclusive benefit of customers which exceeded the requirement by $1,344,144 in accordance with its PAIB calculation. As of December 31, 2012, the Company made a contribution of $458,380 on January 3, 2013 to comply with the December 31, 2012 requirement.

As a clearing broker, the Company is subject to minimum financial requirements pursuant to CFTC Regulation 1.17. At December 31, 2012, the Company had cash of $3,406,178, deposits with clearing organizations of $18,039, and net equity with a futures commodities merchant of $2,503,468 as segregated funds under segregation requirements for customers trading on U.S. commodity exchanges pursuant to section 4(d)2 and under the Commodity Exchange Act. As of December 31, 2012, the Company exceeded the amount required to be segregated by $1,036,198.

18. Financial instruments with off-balance sheet risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

18. Financial instruments with off-balance sheet risk (continued)

Securities sold, not yet purchased are recorded as liabilities in the consolidated statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the consolidated statement of financial condition. The Company enters into these positions, from time to time, as it conducts its business for its customers.

19. Concentrations of credit risk

The Company maintains its cash balances in various large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company has selected these banks based on their strong capital base and limited exposure to subprime debt and other toxic assets. Management believes that in the unlikely event that these banks were to fail the US government would protect these deposits.

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2012

Stockholder's equity		$ 12,577,515
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		2,282,714
		14,860,229
Less: nonallowable assets		
Property and equipment, net		(1,806,833)
Other assets		(150,021)
Prepaid expenses		(108,953)
Dividend accrual		(6,155)
Other appreciable assets		(35,628)
Aged accounts receivable		(398,558)
Balance at foreign depositories		(182,428)
Security deposits		(67,580)
Non-allowable customer debits		(557,370)
Due from foreign affiliate		(454,168)
Securities owned, non-marketable		(88,594)
Other deductions or charges:		
Stocks borrowed/stocks loaned		(137,814)
Aged fail to deliver		(716,940)
		(4,711,042)
Net capital before haircuts		10,149,187
Haircuts		52,748
Net capital		$ 10,096,439
Aggregate debit items		$ 51,663,050
Computed minimum net capital required (2% of aggregate debit items per 15c3-3)		$ 1,033,261
Minimum net capital required (under SEC Rule 15c3-1)		$ 1,500,000
Excess net capital ($10,096,439 - $1,500,000)		$ 8,596,439
Percentage of net capital to aggregate debit items	$ 10,096,439 / $ 51,663,050	19.54%
Percentage of debt to debt-equity ratio	$ 2,282,714 / $ 14,860,229	15.36%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II Filing, as amended, as of December 31, 2012.

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4(d)2 AND UNDER THE COMMODITY EXCHANGE ACT

December 31, 2012

Segregation Requirements		
Net ledger balances in accounts of customers	$	5,118,017
Net unrealised profit/(loss) in open contracts		(226,530)
		4,891,487
Location of Segregated Funds		
Deposited in segregated bank accounts		3,406,178
Receivables from and margin deposits with clearing house		18,039
Net equities with futures brokers		2,503,468
Total amount segregated	$	5,927,685
Excess funds in segregation	$	1,036,198

The above computations of segregation requirements pursuant to Section 4(d)2 of the CEAct do not differ materially from the unaudited computation as of December 31, 2012 filed by the Company on Form X17A-5 Part II.

LEK SECURITIES CORPORATION AND SUBSIDIARY

SUPPLEMENTARY INFORMATION
SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPERATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT

December 31, 2012

As the Company does not carry customer accounts for trading on Foreign Commodity Exchanges, it neither computes nor segregates funds pursuant to Regulation 30.7 under the Commodity Exchange Act.